UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6-10

Supplemental Schedules

Schedule of Assets (Held at End of Year)	11

Signature	12

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SCI 401(k) Retirement Savings Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 28, 2016

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2015	2014
Assets:
Investments, at fair value
Common trust funds	$438,334,554	$393,997,645
Registered investment companies	146,221,861	93,307,013
SCI common stock fund	117,937,299	109,671,812
Interest-bearing cash	5,764,833	6,186,314
Self directed accounts	7,007,129	3,982,115
Total investments	715,265,676	607,144,899

Receivables:
Employer contributions	930,760	—
Participant contributions	1,229,385	—
Participant loans	21,108,290	20,823,496
Securities sold	—	39,671
Other receivable	3,592	2,789
Total assets	738,537,703	628,010,855

Liabilities:
Excess contributions payable	—	573,869

Total liabilities	—	573,869

Net assets available for benefits	$738,537,703	$627,436,986

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015
Additions to net assets attributed to:
Contributions:
Employer	$32,261,787
Participants	44,932,547
Rollovers from other qualified plans	3,543,378
Total contributions	80,737,712

Investment income:
Dividend and interest income	9,621,700
Net change in the fair value of investments	8,192,312
Total investment income	17,814,012

Participant loan interest	837,581
Total additions to Net Assets	99,389,305

Deductions from net assets attributed to:
Distributions to participants	92,726,197
Administrative expenses	1,282,825
Total deductions from Net Assets	94,009,022

Net increase	5,380,283

Transfer from the Stewart Enterprises Employee Retirement Trust	105,720,434

Net assets available for benefits at the beginning of the period	627,436,986

Net assets available for benefits at the end of the period	$738,537,703

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.    Plan Description

General

The following description of SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan, established July 1, 2000 (amended July 1, 2014), is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. Prior to July 1, 2014, the Plan's assets were held by Massachusetts Mutual Life Insurance Company (Mass Mutual) and participant accounts were maintained by MassMutual Retirement Services. State Street Bank and Trust Company (State Street) serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.

On January 1, 2015, assets in the amount of $105,720,434 transferred into the Plan from the Stewart Enterprises Employee Retirement Trust. Transferred participants completed years of service were carried forward to the Plan.

Contributions

Eligible employees can participate in the Plan after completing two months of service (effective July 1, 2014; three months of service prior to July 1, 2014) and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $18,000 in 2015. An additional catch-up contribution up to $6,000 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2015.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%

Participant Accounts

Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2015, forfeited balances applied to reduce the December 31, 2014 employer true up contribution amounted to $1,490,898 and forfeited balances used to pay administrative expenses amount to $230,029. At December 31, 2015 there were forfeitures in the amount of $1,524,938 available to offset future employer contributions and/or administrative expenses.

Vesting

Participants are fully vested in their deferred salary, rollover contributions and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2015. A participant may have no more than one loan outstanding at any one time (effective November 24, 2014). Prior to November 24, 2014, a participant was allowed to have two loans outstanding at any one time. Participants with two loans dating before the change continue to be allowed to have those two loans but cannot enter into any new loans until both existing loans have been repaid.

Receivables for Securities Sold

The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end. At December 31, 2015 and 2014, the Plan reported $0 and $39,690, respectively, as a receivable for securities sold. These transactions were settled within the seven day window subsequent to year end.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.    Summary of Significant Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

The Wells Fargo Stable Value Fund C included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G.

A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.

Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

The common trust funds are issued by T. Rowe Price and the underlying investments of the common trust funds include other T. Rowe Price bond, equity, and money market trusts.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Charles Schwab, and audit fees. Legal fees are paid by SCI.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) amended "Fair Value Measurements" to remove the requirement to disclose the fair value measurement hierarchy level associated with investments measured at net asset value as a practical expedient. Other disclosures required by the standard for these assets remain the same. This amendment does not change the underlying accounting for these investments. This amendment is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material effect on these financial statements
In July 2015, the FASB amended "Plan Accounting" to simplify employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures and to provide a measurement-date practical expedient. The amendments are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt the amendment. Retrospective application to all periods presented is required. The change in presentation did not matierally impact the Plan's net assets available for benefits or changes therein.

3.    Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification (ASC) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Other significant observable inputs (including quoted prices in active and inactive markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

full term of the assets or liabilities. Level 2 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2015 and 2014:

Interest-bearing cash, registered investment companies and self-directed accounts are valued at net asset value of shares held at year end. The investments held in common trust funds and SCI common stock fund are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the year ended December 31, 2015.

The fair value of investments are categorized as follows at December 31, 2015 and 2014:

	2015
	Level 1	Level 2	Level 3	Total
Common Trust Funds (a)	$—	$438,334,554	$—	$438,334,554
Registered Investment Companies	146,221,861	—	—	$146,221,861
SCI Common Stock Fund	—	117,937,299	—	117,937,299
Interest-Bearing Cash	5,764,833	—	—	5,764,833
Self Directed Accounts	7,007,129	—	—	7,007,129
Total Investments at Fair Value	$158,993,823	$556,271,853	$—	$715,265,676

	2014
	Level 1	Level 2	Level 3	Total
Common Trust Funds (a)	$—	$393,997,645	$—	$393,997,645
Registered Investment Companies	93,307,013	—	—	93,307,013
SCI Common Stock Fund	—	109,671,812	—	109,671,812
Interest-Bearing Cash	6,186,314	—	—	6,186,314
Self Directed Accounts	3,982,115	—	—	3,982,115
Total Investments at Fair Value	$103,475,442	$503,669,457	$—	$607,144,899

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers in and/or out of the fair value categories during 2015 and 2014.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

4.    Excess Contributions

For the Plan year ending December 31, 2015, the Plan failed tests of the nondiscrimination provisions of the Plan. Excess contributions in the amount of $263,547 were refunded to certain participants in June 2016. The excess contributions for 2015 will be included in the 2016 distributions since the excess contributions were not refunded to participants until June 2016, which was subsequent to the March 15, 2016 refunding deadline. At December 31, 2014, the statement of net assets available for benefits included $573,869 for the refunding of excess contributions to certain employees.

5.    Income Taxes

A determination letter was received June 30, 2004 from the Internal Revenue Service (IRS) which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

Effective July 1, 2014, the plan adoption agreement was amended to embody a prototype non-standardized non-profit sharing plan with a cash or deferral arrangement. The prototype plan received a favorable opinion letter from the IRS on May 23, 2008, which declared that the prototype plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes effective as of December 31, 2015.

The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

6.	Party-in-Interest

Certain plan investments represent investments in common trust funds and registered investment companies managed by Charles Schwab Bank, trustee of the Plan. Therefore transactions involving these common trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Charles Schwab Trust $1,178,530 related to record keeping and transaction fees for the year ended December 31, 2015

At December 31, 2015 and 2014, approximately 16% and 17% of Plan assets, respectively, were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2015, the Plan received dividends on the Company's common stock totaling $2,056,225. Additional parties-in-interest include State Street Global Markets and State Bank and Trust as they serve as custodian for the self-directed accounts and SCI Common Stock Fund and interest bearing cash accounts, respectively.

7.	Subsequent Events

Management has evaluated subsequent events through the date these financial statements were issued, and determined that there were no events or transactions which require recognition or disclosure in these financial statements, except as noted below.

Effective January 1, 2016, the plan adoption agreement was amended to embody a volume submitter plan. The volume submitter plan received a favorable opinion letter from the IRS, which declared the volume submitter plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes.

SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	borrower, lessor or	Description of investment including maturity date,
	similar party	rate of interest, collateral, par or maturity value	Cost	Current Value
	T. Rowe Price	T. Rowe Price Retirement 2025 Active A Fund	**	$75,950,373
	T. Rowe Price	T. Rowe Price Retirement 2020 Active A Fund	**	69,607,597
	T. Rowe Price	T. Rowe Price Retirement 2030 Active A Fund	**	56,835,653
	T. Rowe Price	T. Rowe Price Retirement 2035 Active A Fund	**	49,588,358
	T. Rowe Price	T. Rowe Price Retirement 2015 Active A Fund	**	46,114,534
	T. Rowe Price	T. Rowe Price Retirement 2040 Active A Fund	**	34,196,024
	T. Rowe Price	T. Rowe Price Retirement 2045 Active A Fund	**	20,914,481
	T. Rowe Price	T. Rowe Price Retirement 2010 Active A Fund	**	20,014,012
	T. Rowe Price	T. Rowe Price Retirement 2050 Active A Fund	**	12,159,075
	T. Rowe Price	T. Rowe Price Retirement 2005 Active A Fund	**	10,639,242
	T. Rowe Price	T. Rowe Price Retirement Balanced Active A Fund	**	8,637,130
	T. Rowe Price	T. Rowe Price Retirement 2055 Active A Fund	**	4,619,218
	Vanguard Funds	Vanguard Institutional Index I Fund	**	36,301,662
	Wells Fargo	Wells Fargo Stable Value Fund C	**	29,058,857
	American Funds	American Funds AMCAP R6 Fund	**	22,456,391
	Pacific Investment Management Co	PIMCO Total Return Institutional Fund	**	16,571,606
	Invesco	Invesco Diversified Dividend R6 Fund	**	14,150,175
	Fidelity	Fidelity Spartan Extended Market Fund	**	12,443,381
	Dimensional Funds	DFA Large Cap International I Fund	**	11,113,009
	Hartford	Hartford SmallCap Growth HLS IA Fund	**	9,547,150
	Artisan	Artisan International Institutional Fund	**	6,340,087
	Vanguard	Vanguard Total Bond Market Index Fund	**	6,233,609
	JP Morgan	JPMorgan Small Cap Value R6 Fund	**	5,797,610
	Pacific Investment Management Co	PIMCO Real Return Fund	**	5,267,181
*	State Street	Self Directed Accounts	**	7,007,129
*	Service Corporation International	SCI Common Stock Fund	**	117,937,299
*	State Street	Interest-Bearing Cash	**	5,764,833
*	Participant Loans	Loans with interest rates of 4.25% to 9.25%	—	21,108,290
				$736,373,966
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCI 401(k) Retirement Savings Plan

By:    SCI Shared Resources, Inc.

Date:    June 28, 2016            By:    /s/ Curtis Briggs

Vice President of SCI Shared Resources, LLC